January 5, 2011	Trading Symbol: TSX – HNC

Metallurgical Test Results Confirmed for Turnagain Project

(VANCOUVER) – Hard Creek Nickel Corporation (TSX – HNC) released results today from locked cycle tests on the new composite sample (Sample 10-265) collected from the recently drilled Hole 10-265 in the Horsetrail Zone of the Company’s 100% owned Turnagain Nickel Project, located near Dease Lake in British Columbia, Canada. These results are an update from the initial four flotation batch test results reported by the Company (“New Preliminary Metallurgical Test Results for Turnagain Project”) on November 1, 2010.

The results from the two locked cycle flotation tests carried out on bulk composite Sample 10-265 are listed in Table 1. Sample 10-265 is a composite of approximately 162 continuous metres of drill core from a horizontal hole drilled across the proposed starter pit area in the Horsetrail Zone.

Table 1: Locked Cycle Test Results

Test	Head Grade Total Ni %	Concentrate
		Ni %	Ni Recovery (%)	MgO (%)	Fe/MgO (Ratio)
LCT-1	0.31	16.0	65.0	7.8	4.7
LCT-2	0.33	21.3	62.1	7.0	4.6

The second locked cycle test, LCT-2 utilized a split cleaner flow sheet which is different from the flow sheets tested in the past. It allows for the creation of two separate concentrates, a high grade concentrate from faster floating pentlandite and a lower grade concentrate from the slower floating pentlandite. Table 2 summarizes the split concentrate test results for LCT-2.

Table 2: LCT-2 Split Concentrate Test Results

LCT-2 Products	% of Total Concentrate	Concentrate
		Ni %	Ni Recovery (%)	MgO (%)	Fe/MgO (Ratio)
High Grade	70	25.5	49.7	3.4	9.7
Low Grade	30	12.9	12.4	14.3	2.2
Combined	100	21.3	62.1	7.0	4.6

“We have now confirmed with locked cycle tests that at least a portion of the Turnagain deposit is amenable to the creation of a readily marketable concentrate exceeding 15% nickel while maintaining nickel recoveries in excess of 60%.” said Mark Jarvis, President of Hard Creek Nickel. “These locked cycle tests provide us with an indication of how a portion of the Turnagain deposit will perform when processed through a continuous flotation circuit. These are early days yet, but the reagent schemes as proposed result in good nickel recovery and magnesium rejection producing high grade nickel concentrates that comply with most smelter specifications. Work over the next several months will test the new processing regime on other lithological domains within the deposit.”

Bulk sample preparation and laboratory testing of the 10-265 composite sample was performed at SGS Vancouver, B.C. under the supervision of Jake Lang, B.E.Sc. of SGS Canada and under the direction of Chris Martin of Blue Coast Metallurgy Ltd, John Hoffert, P.Eng. and metallurgist Mike Ounpuu.

This press release contains “forward looking statements”. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company’s plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Known risks include, but are not limited to, financing risks, commodity price risks, scheduling risks and engineering risks. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company’s continuous disclosure filings as found at www.sedar.com.

This news release has been reviewed and approved by Chris Martin, C.Eng, and Neil Froc, P. Eng, Qualified Persons consistent with NI 43-101.

"Mark Jarvis"

MARK JARVIS, PRESIDENT
HARD CREEK NICKEL CORPORATION

The Toronto Stock Exchange does not accept responsibility for the accuracy or adequacy of this news release.

Suite1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com